Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes, which are included elsewhere in this Form 6-K, and our audited consolidated financial statements and related notes for the year ended December 31, 2021 included in our Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on August 11, 2022. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), reflect the operations of Quoin Pharmaceuticals Inc. (“Quoin Inc.”) since inception and include the accounts of Quoin Ltd. since the closing of the Merger (as defined below). Unless context indicates or suggests otherwise, “we”, “our”, “us”, “Quoin Ltd.” and the “Company” in this section refers to the consolidated operations of Quoin Pharmaceuticals Ltd.

Forward-Looking Statements

Certain information included in this discussion and analysis of our financial condition and results of operations may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of losses and needs for additional capital to fund our operations and our expected use of net proceeds of the Offering (as defined below);
●	our limited operating history and the difficulties encountered by a small developing company;
●	our lack of revenue generated from product sales since inception, and potential inability to be profitable;
●	uncertainties of cash flows and inability to meet working capital needs;
●	our ability to comply with the applicable continued listing requirements of Nasdaq;
●	our ability to obtain regulatory approvals;
●	our ability to obtain favorable pre-clinical and clinical trial results;
●	our ability to identify and develop potential product candidates;
●	additional costs or delays associated with unsuccessful clinical trials;
●	the inability to predict the timing of revenue from a future product;
●	the extensive regulatory requirements and future developmental and regulatory challenges we will still face even if we obtain approval for a product candidate;
●	our ability to obtain or maintain orphan drug designation or exclusivity for our product candidates;
●	our ability to obtain Rare Pediatric Disease designation for our product candidates;
●	the potential oversight of programs or product candidates that may be more profitable or more successful;
●	our technology may not be validated and our methods may not be accepted by the scientific community;
●	the ability to conduct clinical trials, because of difficulties enrolling patients or other reasons;
●	the requirements of being publicly traded may strain our resources;
●	potential adverse effects resulting from failure to maintain effective internal controls;

●	our obligations and governance practices as a “foreign private issuer” being different from those of U.S. domestic reporting companies may result in less protection for investors;
●	the potential negative impact on our securities price and trading volume if securities or industry analysts do not publish reports about us or if they adversely change their recommendations about our business;
●	the potential volatility of the market price for our ADSs;
●	the potential dilution of our shareholders’ potential ownership due to the Offering and future issuances of share capital;
●	the requirement for holders of ADSs to act through the depositary to exercise their rights;
●	the potential limitations on ADS holders with respect to the transfer of their ADSs;
●	the risks of securities class action litigation; and
●	other factors referred to in section “Risk Factors” in the “Risk Factors” section in Item 3.D. of our Form 20-F and our other filings with the SEC.

All forward-looking statements contained herein speak only as of the date of this Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this section. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

Operating Results

Overview

We are a clinical stage, emerging specialty pharmaceutical company dedicated to the development and commercialization of therapeutic products that help treat rare and orphan diseases for which there are currently no approved treatments or cures. Our initial focus is on the development of products, using our proprietary owned and in-licensed technology, that could help address rare skin diseases for which there are currently no approved treatments or cures. Our first lead product is QRX003, a once daily, topical lotion comprised of a broad-spectrum serine protease inhibitor, formulated with the proprietary Invisicare® technology, to treat Netherton Syndrome. Clinical testing of QRX003, under an open Investigational New Drug (IND) application with the Food and Drug Administration, or “FDA,” has commenced in the United States. In addition, we intend to pursue the clinical development of QRX003 in other rare dermatological diseases, including Peeling Skin Syndrome, SAM Syndrome, and Palmoplantar Keratoderma. Our three other pipeline products in development are also targeting rare skin diseases, including Epidermolysis Bullosa, Netherton Syndrome and Scleroderma.

Our objective is to develop and commercialize proprietary therapeutic drug products. To this effect, we intend to develop and seek marketing approvals from the FDA and other worldwide regulatory bodies for rare and orphan diseases. To achieve these objectives, we plan to:

●	seek the necessary regulatory approvals to complete the clinical development of QRX003 and, if successful, file for marketing approval in the United States and other territories;
●	prepare to commercialize QRX003 by establishing our own sales infrastructure in the U.S. and Europe and entering into distribution partnerships in other territories such those currently established for Canada, Australia/New Zealand, the Middle East, China, Hong Kong, Taiwan, Latin America, Central and Eastern Europe, Turkey; and
●	pursue business development activities by seeking partnering, licensing, merger and acquisition opportunities or other transactions to further expand our pipeline and drug-development capabilities and which take advantage of our financial resources for the benefit of increasing stockholder value.

COVID-19 created a global pandemic, which commenced in 2020. Our operations, to date, have not been dramatically affected by COVID-19. However, the extent of any future impact on our operational and financial performance will depend on the possibility of a resurgence and resulting severity of COVID-19 impact with respect to our access to API and drug product for clinical testing, as well as our ability to safely and efficiently conduct planned clinical trials.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization of QRX003 or any other product candidate. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to continue our operations. See “Liquidity and Capital Resources”

Key Recent Events and Developments

Merger

On October 28, 2021, Cellect completed the business combination with Quoin Inc. in accordance with the terms of the Merger Agreement, by and among Cellect, Quoin Inc. and Merger Sub, which was a wholly-owned subsidiary of Cellect, pursuant to which Merger Sub merged with and into Quoin Inc., with Quoin Inc. surviving as a wholly-owned subsidiary of Cellect (the “Merger”). Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals, Ltd.”

We have accounted for the transaction as a reverse recapitalization with Quoin Inc. as the accounting acquirer. Because Quoin Inc. is the accounting acquirer, its historical financial statements became our historical financial statements and such assets and liabilities continued to be recorded at their historical carrying values. The impact of the recapitalization has been retroactively applied to all periods presented.

In addition, on October 28, 2021, Cellect sold the entire share capital of its subsidiary, Cellect Biotherapeutics Ltd., which essentially included all of Cellect’s then existing net assets, to EnCellX Inc. (“EnCellX”), a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”), pursuant to an Amended and Restated Share Transfer Agreement. We have no interests in EnCellX subsequent to the closing of the Merger.

Amended and Restated Equity Incentive Plan and Annual Meeting of Shareholders

In March 2022, our board of directors approved the Amended and Restated Equity Incentive Plan (the “Amended Plan”), which increased the number of ordinary shares reserved for issuance under such equity incentive plan to 15% of our outstanding ordinary shares on a fully-diluted basis, or 1,826,991,616 ordinary shares, represented by 365,398 ADSs. The board of directors further approved the award of options to our officers and directors to purchase, in the aggregate, 307,142 ADSs under the Amended Plan, and annual discretionary bonuses for officers of $472,500 in aggregate.

We held our Annual General Meeting of Shareholders on April 12, 2022, at which our shareholders approved, among other items, the following:

●	The increase in authorized share capital from 12.5 billion to 50 billion ordinary shares.
●	Modification of the annual compensation of the two founders to a combined base salary of $990,000 and to increase the annual discretionary bonus to not less than 45% of the annual base salary.
●	Repayment of amounts due to the two founders at a rate of $25,000 each per month.
●	The grant of an option to purchase up to 85,714 ADSs to each of the two founders under the Amended Plan, at an exercise price per ADS of $17.50, to vest over a four-year period.
●	The grant of an option to purchase 12,857 ADSs to each of the five non-employee directors under the Amended Plan at an exercise price per ADS of $17.50, to vest over a three-year period, and (as an annual grant for 2022) an option to an officer to purchase 71,429 ADSs at an exercise price per ADS of $17.50, to vest over a four-year period.

ADS Ratio Change

On July 12, 2022, our Board of Directors approved the change in the ratio of ADS evidencing ordinary shares from 1 ADS representing four hundred (400) ordinary shares to 1 ADS representing five thousand (5,000) ordinary shares, which will result in a one for 12.5 reverse split of the issued and outstanding ADSs (the “Ratio Change”). The Ratio Change was effective August 1, 2022. All ADS and related option and warrant information presented herein and our financial statements and accompanying footnotes, has been retroactively adjusted to reflect the reduced number of ADSs resulting from the Ratio Change.

Nasdaq Listing

On April 22, 2022, we received a letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying us that we are no longer in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, we did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. Based on our Form 6-K, dated August 10, 2022, the Staff has determined that we comply with the minimum stockholder’s equity requirement. However, if we fail to evidence compliance upon filing our Form 6-K with financial statements for the quarter ending September 30, 2022, we may be subject to delisting. At that time, the Staff will provide written notification to us, and we may then appeal the Staff’s determination to a Hearings Panel.

On June 10, 2022, we received a letter from the Nasdaq Listing Qualifications staff notifying us that the closing bid price per ADS was below the required minimum of $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2). Since then, the Staff has determined that for the 10 consecutive business days, from August 1 to August 12, 2022, the closing bid price of our ADSs has been at $1.00 per ADS or greater, and we have regained compliance with the minimum bid price requirement.

As of the date of the consolidated financial statements included in this report, we believe that our stockholders’ equity exceeds $2.5 million due to the completion of the Offering (as defined below). However, there can be no assurance that we will be able to maintain compliance with Nasdaq’s minimum stockholders’ equity requirement or minimum bid-price requirement for continued listing. If our ADSs are delisted from Nasdaq, it will have material negative impacts on the actual and potential liquidity of our securities, as well as material negative impacts on our ability to raise future capital.

Agreements with Altium Growth Fund, LP

On October 28, 2021, Cellect and Quoin Inc. completed the private placement transaction with Altium Growth Fund, LP (“Altium”) for an aggregate purchase price of approximately $17.0 million (comprised of (x) the set off of approximately $5 million of senior secured notes issued in connection with the bridge loan (“Bridge Financing”) that Altium made to Quoin Inc. at the time of the execution of the Merger Agreement, and (y) approximately $12.0 million in cash from Altium whereby Quoin Inc. issued to Altium (i) common stock of Quoin Inc. immediately prior to the Merger (the “Primary Financing”), pursuant to the Securities Purchase Agreement, entered into as of March 24, 2021, by and among Cellect, Quoin Inc. and Altium, as amended (the “Primary Financing Agreement”), and (ii) warrants to purchase 99,074 ADSs (the “Investor Exchange Warrants”) in exchange for warrants issued in connection with the Bridge Financing pursuant to the Securities Purchase Agreement, entered into as of March 31, 2021, by and between Quoin Inc. and Altium, as amended (the “Bridge Agreement” and together with the Primary Financing Agreement, the “Purchase Agreements”).

In addition, under the Primary Financing Agreement, Quoin Ltd. issued to Altium as of March 13, 2022 (the one hundred thirty sixth (136th) day following the consummation of the Merger): (i) Series A Warrant to purchase 342,100 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 342,100 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 191,174 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Initial Investor Warrants”), each at an exercise price of $49.75 per ADS. Under the Primary Financing Agreement, upon the exercise of the Series C Warrant in full, Quoin Ltd. was obligated to issue to Altium: (i) an additional Series A Warrant to purchase 191,174 ADSs and (ii) an additional Series B Warrant to purchase 191,174 ADSs (“Additional Investor Warrants” and together with Initial Investor Warrants, the “Investor Warrants”). During the second quarter of 2022, Altium exercised the Series B Warrant in full pursuant to the alternate cashless exercise right of such warrant, under which Altium had an option to receive 1 ADS for each ADS underlying the warrant being exercised in such cashless exercise, resulting in the issuance of a total of 342,100 ADSs to Altium.

On July 14, 2022, we, Quoin Inc. and Altium entered into an agreement, pursuant to which the parties agreed to, among other things, (i) amend certain terms of the Series A Warrant and Investor Exchange Warrants previously issued to Altium to, among other things, reduce the exercise price to $0.00 per ADS with respect to a total of 399,999 ADSs, (ii) cancel the Series C Warrant and the remaining portion of the Series A Warrant previously issued to Altium, and (iii) terminate the Purchase Agreements, pursuant to which the warrants were previously issued to Altium. As of August 2, 2022, Altium exercised all of its outstanding warrants and we issued a total of 399,999 ADSs to Altium.

Noteholder Warrants

Commencing in October 2020, Quoin Inc. issued promissory notes (the “2020 Notes”) to five noteholders, including our directors, Messrs. Langer and Culverwell (collectively, “2020 Noteholders”). The 2020 Notes were issued at a 25% original issue discount with an aggregate face value of $1,213,313 with an interest at a rate of 20% per annum. The 2020 Notes were mandatorily convertible into ADSs based on the valuation negotiated in the Primary Financing. The 2020 Noteholders also received warrants exercisable at any time after the issuance date for a number of shares of Quoin Inc.’s common stock equal to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower). At the closing of the Merger, ADSs were issued to the 2020 Noteholders upon the conversion of the principal of the 2020 Notes. In addition, effective as of March 13, 2022, Quoin Ltd. exchanged Quoin Inc. warrants held by the 2020 Noteholders for warrants on substantially the same terms as the Investor Exchange Warrants, exercisable for 29,388 ADSs, in the aggregate, at the exercise price of $49.75 per ADS (the “Noteholder Warrants”). The Noteholder Warrants became exercisable immediately upon issuance and will expire five years from March 13, 2022. Effective as of July 14, 2022, in connection with our agreement with Altium, pursuant to which the exercise price of the Series A Warrant and Investor Exchange Warrants was reduced to $0.00 per ADS, the exercise price of the Noteholder Warrants was also reduced to $0.00 per ADS in accordance with the adjustment provisions of such warrants. As of August 10, 2022, the 2020 Noteholders exercised Noteholder Warrants to purchase 26,172 ASDs at $0.00 exercise price per ADS, and we issued a total of 26,172 ADSs to such noteholders. As a result of the exercises, there are Noteholder Warrants to purchase 3,216 ADSs outstanding at the financial statement issuance date.

Public Offering

On August 9, 2022 the Company completed an offering (the “Offering”) of 11,050,000,000 ordinary shares represented by 2,210,000 ADSs at a purchase price of $5.00 per ADS and a pre-funded warrant (the “Pre-Funded Warrant”) to purchase 5,750,000,000 ordinary shares represented by 1,150,000 ADSs at a per pre-funded warrant price of $4.9999, with each ADS and Pre-Funded Warrant accompanied by an ordinary warrant (the “Common Warrant”), for aggregate gross proceeds of $16.8 million, resulting in net proceeds of approximately $15.0 million, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, and excluding the proceeds, if any, from the subsequent exercise of the Common Warrants. Each Common Warrant has an exercise price of $5.00 per ADS and expires on the fifth anniversary of the Closing Date. On the Closing Date, the holder of the Pre-Funded Warrant sold in the Offering exercised its Pre-Funded Warrant in full.

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors. The Purchase Agreement provided that for a period of 180 days following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. Further, the Company has agreed in the Purchase Agreement not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or their equivalents, subject to certain exceptions, for a period of 90 days after the closing of the Offering. The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

As a result of the Offering and warrant exercises, as of the financial statement date there were 23,996,009,799 ordinary shares outstanding, 99.99% of which are represented by 4,799,129 ADSs, and warrants outstanding exercisable into 16,860,180,000 ordinary shares represented by 3,372,036 ADSs

License and Distribution Agreements, Supply Agreements and Research Agreements

Effective as of May 20, 2022, Quoin Inc. entered into a Research Agreement with Queensland University of Technology, Australia, to collaborate on the project related to the selection of a lead VLA-4 inhibitor for entry into a Scleroderma clinical development program.

On June 14, 2022, Quoin Inc. entered into a License and Distribution Agreement with WinHealth Investment (HK) Limited (“WinHealth”). Under the terms of the License Agreement, WinHealth has the exclusive rights to commercialize, upon the receipt of applicable regulatory approvals, pharmaceutical products QRX003 and QRX004 (in finished dosage form for human use) in Greater China, including Hong Kong, Macau and Taiwan.

On July 14, 2022, Quoin Inc. entered into (i) a License and Distribution Agreement with Endo Ventures Limited (“Endo”), and (ii) a Supply Agreement with Endo. Under the terms of the License Agreement, Endo has the exclusive rights to commercialize, upon the receipt of applicable regulatory approvals, pharmaceutical product QRX003 (in finished dosage form for human use) in Canada. Under the terms of the Supply Agreement, Quoin agreed to manufacture and supply (or have manufactured and supplied) to Endo the foregoing pharmaceutical product QRX003 for sale in Canada.

Clinical Development

Quoin’s lead asset, QRX003, is currently in clinical development in the United States under an open IND application with the FDA. The ongoing study is a randomized, double blinded assessment of two different doses of QRX003 versus a placebo vehicle in Netherton patients. The test materials will be applied once daily, over a twelve-week period, to pre-selected areas of the patient’s body. Based on discussions with the FDA, a number of different clinical endpoints are being assessed in the study, including but not limited to, an Investigators Global Assessment (IGA), Patient’s Global Assessment (PaGA) and Pruritis. The trial will be conducted in up to six clinical sites in the US. The first clinical site was open in July 2022 and the opening of additional sites is in process.

Components of Our Results of Operations

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. We utilize outside consultants and third parties to conduct the majority of our research and development, under the supervision of our management team.

Future research and development expenses may include:

●	employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses, share-based compensation, overhead related expenses and travel related expenses for our research and development personnel;
●	expenses incurred under agreements with CROs, as well as consultants that support the implementation of the clinical studies described above;

●	manufacturing and packaging costs in connection with conducting clinical trials and for stability and other studies required to support the NDA filing as well as manufacturing drug product for commercial launch;
●	formulation, research and development expenses related to QRX003; and other products we may choose to develop; and
●	costs for sponsored research.

Research and development activities will continue to be central to our business plan. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as personnel and compensation costs increase and we conduct late-stage clinical studies and prepare to seek regulatory approval for QRX003 and any other future product.

The duration, costs and timing of clinical trials of QRX003 and any other future product will depend on a variety of factors that include, but are not limited to:

●	the number of trials required for approval;
●	the per patient trial costs;
●	the number of patients that participate in the trials;
●	the number of sites included in the trials;
●	the countries in which the trial is conducted;
●	the length of time required to enroll eligible patients;
●	the number of doses that patients receive;
●	the drop-out or discontinuation rates of patients;
●	the potential additional safety monitoring or other studies requested by regulatory agencies;
●	the duration of patient follow-up;
●	the timing and receipt of regulatory approvals; and
●	the efficacy and safety profile of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for the founders and executive officers, professional fees and other corporate expenses, including significant costs incurred in 2021 in connection with the Merger and associated regulatory filings.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities. These increases will likely include increased costs related to the hiring of personnel, including compensation and employee-related expenses, and fees to outside consultants, lawyers and accountants. Additionally, we anticipate increased costs associated with being a public company, including compliance with The Nasdaq Capital Market and SEC requirements, insurance and investor relations costs.

Other Expenses

Other expenses consist primarily of non-cash costs associated with the financing arrangements entered into during 2020 and 2021, including fair value adjustments to notes payable and warrants and interest expense associated with debt instruments. The majority of such expenses ceased upon conversion of the debt instruments and exchange of the warrants, most of which occurred at the Merger date.

Results of Operations -- Three months ended June 30, 2022 compared to Three months ended June 30, 2021

The following table sets forth our results of operations for the three months ended June 30, 2022, compared to the three months ended June 30, 2021:

	Three months ended June 30,
	2022	2021	Change
Operating Expenses
General and administrative	$1,941,473	$737,610	$1,203,863
Research and development	726,694	239,280	487,414
Total operating expenses	2,668,167	976,890	1,691,277
Other Expenses
Fair value adjustments to debt	—	750,000	(750,000)
Warrant liability expense	—	2,223,139	(2,223,139)
Financing expense	—	185,000	(185,000)
Interest expense	—	202,514	(202,514)
Total other expenses (income)	—	3,360,653	(3,360,653)
Net loss	$(2,668,167)	$(4,337,543)	$1,669,376

General and Administrative Expenses

General and administrative expenses were approximately $1,941,000 and $738,000, in the three months ended June 30, 2022 and 2021, respectively, representing an increase of approximately $1,204,000, or 163%. The increase was primarily due to the build-up of the company infrastructure post the Merger, the increased costs of becoming a public company, and stock-based compensation expense of $199,000 following the issuance of options under the Amended Plan in April 2022.

Research and Development Expenses

Our research and development expenses during the three months ended June 30, 2022 and 2021 were approximately $727,000 and $241,000, respectively, representing an increase of approximately $486,000, or 202%. The increase was primary due to increased expenditures on our development programs following the completion of our financings in October 2021, including work related to commencing the clinical studies for the development of QRX003 following the FDA clearance of our IND for QRX003 in April 2022. Also, included in the 2022 expenses were approximately $125,000 of compensation costs related to managing the development programs. We expect to significantly increase our research and development efforts by conducting the remaining studies necessary for the development and approval of QRX003, see “Components of Our Results of Operations – Research and Development Expenses” above.

Other Expenses:

Interest Expense

In the fourth quarter of 2020, we issued convertible promissory notes in an initial bridge financing with an aggregate face value of $1,213,333 (the “2020 Notes”) with a 20% coupon interest. In 2021, we issued additional convertible promissory notes in a subsequent Bridge Financing (the “Bridge Notes”) with an aggregate face value of $5,000,000 with a 15% coupon interest.

Interest expense was $0 and $203,000 in the three months ended June 30, 2022 and 2021 respectively. Interest on the Bridge Notes was paid in October 2021 upon closing of the Primary Financing, and interest on the 2020 Notes did not accrue after October 2021 but remained unpaid and included as a liability on our consolidated balance sheet as of December 31, 2021.

Fair value adjustment to convertible notes payable

We elected to value the 2020 Notes and the Bridge Notes at fair value, which was remeasured at each reporting period. In the three months ended June 30, 2021 we incurred a fair value adjustment of $750,000 related to the Bridge Notes. The Bridge Notes and 2020 Notes were converted into equity in October 2021 on the closing of the Primary Financing.

Warrant liability expense

We determined our warrants required liability treatment at fair value, which was remeasured at each reporting period. The Bridge Note warrants which were exchanged for the Investor Exchange with a fixed exercise price of $49.75 per ADS and reclassified as an equity instrument in October 2021 upon closing of the Primary Financing. The 2020 Note warrants were exchanged for warrants on the same terms as the Investor Exchange Warrant and reclassified as an equity instrument in March 2022. In the three months ended June 30, 2022, and June 30, 2021 we incurred a fair value expense or $0 and $2,223,000 respectively related to the warrants associated with the 2020 Notes and the Bridge Notes.

Net Loss

We recorded a net loss of approximately $2,668,000 in for the three months ended June 30, 2022, as compared to a net loss of $4,338,000 for the three months ended June 30, 2021, representing a decrease of approximately $1,670,000. The decrease was primarily due to financing related charges aggregating $3,361,000, including warrant expense of $2,223,000, in the three months ended June 30, 2021 compared to $0 in the three months ended June 30, 2022, partially offset by increases in research and development expense and general and administrative expense in the three months ended June 30, 2022.

Equity-Based Compensation Expense

Upon closing of the Merger in October 2021, options held by former Cellect option holders under Cellect Ltd. 2014 Global Incentive Option Scheme (the “2014 Plan”) fully vested and expired between January and October 2022. The 2014 Plan was amended and restated and initial grants were made to our officers and directors, approved at our Annual General Meeting of Shareholders held on April 12, 2022. We recognize expense based upon the fair value of the stock option as determined using a Black Scholes model, recognized over the vesting period. In the three months ended June 30, 2022, we recognized expenses of approximately $229,000 for options issued in April 2022 of which $199,000 was recorded within general and administrative and 30,000 was research and development costs.

Income Taxes

For the three months ended June 30, 2022 and 2021, no income tax expense or benefit was recognized. Our deferred tax assets are comprised primarily of net operating loss carryforwards. We maintain a full valuation allowance on our deferred tax assets since we have not yet achieved sustained profitable operations. As a result, we have not recorded any income tax benefit since our inception.

Results of Operations -- Six months ended June 30, 2022 compared to six months ended June 30, 2021

The following table sets forth our results of operations for the six months ended June 30, 2022, compared to the six months ended June 30, 2021:

	Six months ended June 30,
	2022	2021	Change
Operating Expenses
General and administrative	$3,529,943	$1,482,583	$2,047,360
Research and development	1,314,263	296,068	1,018,195
Total operating expenses	4,844,206	1,778,651	3,065,555
Other Expenses
Forgiveness of accounts payable	(416,000)	—	(416,000)
Fair value adjustments to debt	—	1,250,000	(1,250,000)
Warrant liability expense (income)	(77,237)	4,669,652	(4,746,889)
Financing expense	—	275,000	(275,000)
Interest expense	—	268,111	(268,111)
Total other expenses (income)	(493,237)	6,462,763	(6,956,000)
Net loss	$(4,350,969)	$(8,241,414)	$3,890,445

General and Administrative Expenses

General and administrative expenses were approximately $3,530,000 and $1,483,000, in the six months ended June 30, 2022 and 2021, respectively, representing an increase of $2,047,000, or 138%. The increase was primarily due to the build-up of the company infrastructure post the Merger, the increased costs of becoming a public company, and stock-based compensation expense of $199,000 following the issuance of options under the Amended Plan in April 2022.

Research and Development Expenses

Our research and development expenses during the six months ended June 30, 2022 and 2021 were approximately $1,314,000 and $296,000, respectively, representing an increase of $1,018,000, or approximately 344%. The increase was primary due to increased expenditures on our development programs following the completion of our financings in October 2021, including work related to the filing of our IND for QRX003 in March 2022, work related to commencing the clinical studies for the development of QRX003 following the FDA clearance of our IND in April 2022. Also, included in the 2022 expenses were approximately $238,000 of compensation costs related to managing the development programs. We expect to significantly increase our research and development efforts by conducting the remaining studies necessary for the development and approval of QRX003, see “Components of Our Results of Operations – Research and Development Expenses” above.

We amortize licensed or acquired intellectual property over its expected useful life, included in research and development expenses set out above. The license from Skinvisible was obtained in October 2019, see “Research and Development, Patents and Licenses." Amortization of intangible assets was $52,000 in each of the six months ended June 30, 2022 and 2021.

Other Expenses:

Interest Expense

In the fourth quarter of 2020, we issued convertible promissory notes in an initial bridge financing with an aggregate face value of $1,213,333 (the “2020 Notes”) with a 20% coupon interest. In 2021, we issued additional convertible promissory notes in a subsequent Bridge Financing (the “Bridge Notes”) with an aggregate face value of $5,000,000 with a 15% coupon interest.

Interest expense was $0 and $268,000 in the six months ended June 30, 2022 and 2021 respectively. Interest on the Bridge Notes was paid in October 2021 upon closing of the Primary Financing, and interest on the 2020 Notes did not accrue after October 2021 but remained unpaid and included as a liability on our consolidated balance sheet as of December 31, 2021 a portion of which was paid in the six months ended June 30, 2022.

Fair value adjustment to convertible notes payable

We elected to value the 2020 Notes and the Bridge Notes at fair value, which was remeasured at each reporting period. In the six months ended June 30, 2021 we incurred a fair value adjustment of $500,000 related to the Bridge Notes. The Bridge Notes and 2020 Notes were converted into equity in October 2021 on the closing of the Primary Financing.

Warrant liability expense

We determined our warrants required liability treatment at fair value, which was remeasured at each reporting period. In the six months ended June 30, 2022, and June 30, 2021 we incurred a fair value gain of ($77,000) related to the warrants associated with the 2020 Notes, and expense of $4,670,000 related to the warrants associated with the 2020 Notes and the Bridge Notes, respectively. The Bridge Note warrants which were exchanged for the Investor Exchange Warrant with a fixed exercise price of $49.74 per ADS and reclassified as an equity instrument in October 2021 upon closing of the Primary Financing. The 2020 Note warrants were exchanged for warrants on the same terms as the Investor Exchange Warrant and reclassified as an equity instrument in March 2022.

Forgiveness of Trade Payable

In our balance sheet as of December 31, 2021 we had a liability of $584,000 representing amounts due to an investor relations firm for services commencing in 2017. In May 2022, we entered into a settlement with such firm to decrease the liability to $168,000 which resulted in $416,000 of income recognized in the six months ended June 30, 2022.

Net Loss

We recorded a net loss of approximately $4,351,000 in for the six months ended June 30, 2022, as compared to a net loss of $8,241,000 for the six months ended June 30, 2021, representing a decrease of approximately of $3,890,000. The decrease was primarily due to financing related charges aggregating $6,463,000, including warrant expense of $4,670,000, in the six months ended June 30, 2021 compared to a gain of ($77,000) in the six months ended June 30, 2022, as well as other income recognized in the settlement of accounts payable in the six months ended June 30, 2022, partially offset by increases in research and development expense and general and administrative expense in the six months ended June 30, 2022.

Equity-Based Compensation Expense

Upon closing of the Merger in October 2021, options held by former Cellect option holders under the 2014 Plan fully vested and expired between January and October 2022. The 2014 Plan was amended and restated and initial grants were made to our officers and directors, approved at our Annual General Meeting of Shareholders held on April 12, 2022. We recognize expense based upon the fair value of the stock option as determined using a Black Scholes model, recognized over the vesting period. In the six months ended June 30, 2022, we recognized expenses of approximately $229,000 for options issued in April 2022.

Income Taxes

For the six months ended June 30, 2022 and 2021, no income tax expense or benefit was recognized. Our deferred tax assets are comprised primarily of net operating loss carryforwards. We maintain a full valuation allowance on our deferred tax assets since we have not yet achieved sustained profitable operations. As a result, we have not recorded any income tax benefit since our inception.

Liquidity and Capital Resources

As a result of the completion of the Offering, we believe that we have sufficient resources to effect our business plan for at least one year from the issuance of the consolidated financial statements included in this report. However, unless one or more of our product candidates are accepted into Early Access Programs in certain countries, we do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Additional financing will be required to complete the research and development of our therapeutic targets and our other operating requirements, which may not be available at acceptable terms, if at all. If we are unable to obtain additional funding when it becomes necessary, the development of our product candidates will be impacted and we would likely be forced to delay, reduce, or terminate some or all of our development programs, all of which could have a material adverse effect on our business, results of operations and financial condition.

Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of planned clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will continue to increase substantially in 2022 as we advance the clinical development of QRX003.

Future Funding Requirements

We will need to obtain further funding through public or private offerings of our capital stock, debt financing, collaboration and licensing arrangements or other sources, the requirements for which will depend on many factors, including:

●	the scope, timing, rate of progress and costs of our drug development efforts, preclinical development activities, the timing of laboratory testing and clinical trials for our product candidates;
●	the number and scope of clinical programs we decide to pursue;
●	the cost, timing and outcome of preparing for and undergoing regulatory review of our product candidates;
●	the scope and costs of development and commercial manufacturing activities;
●	the cost and timing associated with commercializing our product candidates, if they receive marketing approval;
●	the extent to which we acquire or in-license other product candidates and technologies;
●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
●	our ability to establish and maintain collaborations on favorable terms, if at all;
●	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates and, ultimately, the sale of our products, following FDA approval;
●	our implementation of operational, financial and management systems; and
●	the costs associated with being a public company.

Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of QRX003, any future product, or potentially discontinue operations.

To the extent that we raise additional capital through the sale of our equity or convertible debt securities, and pursuant to the exercise of warrants issued to our investors in the Offering, the ownership interest of our equity holders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our equity holders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or proposed products, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market any future product that we would otherwise prefer to develop and market ourselves.

Summary Statement of Cash Flows

As of June 30, 2022, we had approximately $2,688,000 in cash.

The table below presents our cash flows for the six months ended June 30, 2022 and 2021:

	Six months ended June 30,
	2022	2021
Net cash used in operating activities	$(4,244,926)	$(1,633,744)
Net cash used in investing activities	(250,000)	(267,500)
Net cash provided by (used in) financing activities	(300,000)	3,298,011
Net increase (decrease) in cash	$(4,794,926)	$1,396,767

Operating Activities

Net cash used in operating activities was approximately $4,245,000 and $1,634,000 for the six months ended June 30, 2022 and 2021, respectively. The increase in 2022 was primarily due to the increase in research and development and general and administrative expenses, including significant expenses incurred in connection with becoming a public company and increased compensation costs, and partial pay-down of accrued interest on the 2020 Notes.

Investing Activities

Net cash used by investing activities was $250,000 and $268,000 in the six months ended June 30, 2022 and 2021, respectively, each representing payments under the Skinvisible license agreement

Financing Activities

Net cash (used by) financing activities was $300,000 for the six months ended June 30, 2022 representing repayments of amounts due to officers at the aggregate rate of $50,000 per month. Net cash from financing activities in the six months ended June 30, 2021 was $3,298,000, primarily representing net proceeds received from the Bridge Financing.

2020 Notes

On October 2, 2020, Quoin Inc. commenced an offering of promissory notes (the “2020 Notes” or “Convertible Notes Payable”) and warrants. The 2020 Notes were issued at a 25% original issue discount and bear interest at a rate of 20% per annum. The 2020 Notes are due one year from their respective dates of issuance. In October through December 2020, Quoin Inc. received an aggregate of approximately $910,000 pursuant to this offering, resulting in the issuance of 2020 Notes with an aggregate face value of $1,213,313 and an original issue discount of $303,333. Approximately 23% of such financing was received from parties who are related to or affiliated with members of

Quoin Inc.’s board of directors. No additional funding from the 2020 Notes was received in the year ended December 31, 2021.

Based upon the terms agreed to in March 2021 in the Primary Financing, the 2020 Notes were mandatorily convertible into 5,182 ADSs in connection with the Primary Financing, subject to adjustment.

The noteholders also were entitled to receive warrants exercisable at any time after the issuance date for a number of shares of Quoin Inc.’s common stock that equates to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower).

After entering into the Merger Agreement in March 2021, the terms of the warrants became measurable and were exercisable for 29,388 ADSs at an initial exercise price of $49.75 per ADS. The Company determined that these warrants met the criteria to be recorded as a liability instrument. Each holder agreed to exchange its warrant for the warrant (an “Exchange Warrant”) with substantially the same terms as an Investor Exchange Warrant and with a number of shares issuable upon the exercise of an Exchange Warrant as upon the exercise of the original warrant and the same exercise price as under the original warrant and a contractual term of 5 years. The Exchange Warrants have been determined to warrant equity classification and, as such only the fair value change through the exchange date is included in warrant liability expense in the Company’s statement of operations.

At the closing of the Merger, 5,182 ADSs were issued upon the conversion of the principle of the Convertible Notes Payable. In addition, effective as of March 13, 2022, the Company exchanged noteholders’ warrants for warrants on the same terms as the Investor Exchange Warrants exercisable for 29,388 ADSs, in the aggregate, at the exercise price of $49.75 per ADS. Effective as of July 14, 2022, in connection with our agreement with Altium (described below), pursuant to which the exercise price of the Series A Warrant and Investor Exchange Warrants was reduced to $0.00 per ADS, the exercise price of the Noteholder Warrants was also reduced to $0.00 per ADS in accordance with the adjustment provisions of such warrants. As of August 10, 2022, the 2020 Noteholders exercised their Noteholder Warrants to purchase 26,172 ADSs at the exercise price of $0.00 per ADS, and we issued a total of 26,172 ADSs to such noteholders. As a result of the exercises, there were Noteholder Warrants to purchase 3,216 ADSs outstanding at the financial statement issuance date.

In December 2021, the Company concluded that the calculation of ADSs due to the 2020 Noteholders did not account for accrued interest due when the ADSs were issued. The Company reached cash settlements with, and plans to issue additional ADSs to, the 2020 Noteholders to account for this. The estimated amount required to settle these obligations was determined to be approximately $744,000 at December 31, 2021 and is included in accrued liabilities in the consolidated balance sheet. A total of $312,000 was paid to two of the five 2020 Noteholders during the six months ended June 30, 2022, and the remaining liability of $432,000 is included in Accrued Interest in the Company’s consolidated balance sheet as of June 30, 2022.

Interest expense, at the stated interest rate, recognized in the six months ended June 30, 2022 and 2021 was approximately $0 and $268,000, respectively.

Bridge Financing

In connection with the Merger Agreement and the Securities Purchase Agreement (described below), Quoin Inc. entered into a “Bridge Purchase Agreement” on March 24, 2021 with the Investor, pursuant to which the Investor agreed to purchase, and Quoin Inc. agreed to issue notes (the “Bridge Notes”) in the aggregate principal amount of up to $5,000,000 in exchange for an aggregate purchase price of up to $3,800,000 together with warrants. The Bridge Notes were purchased in three closings: (i) the first purchase of $2,000,000 on March 25, 2021 (Quoin Inc. received proceeds of $1,500,000 less fees of $90,000); (ii) the second purchase of $1,700,000 in April 2021 (Quoin Inc. received proceeds of $1,250,000); and (iii) a third purchase of $1,300,000 in May 2021 (Quoin Inc. received proceeds of $1,000,000 less fees of $185,000). The Bridge Notes were secured by a lien on Quoin Inc.’s current and future assets, were senior to all other outstanding and future indebtedness of Quoin Inc. and included covenants limiting future indebtedness, among others.

The Bridge Notes were issued with a 25% original issue discount, at an interest rate of 15% per annum and had a maturity date of the earliest to occur of: (i) December 25, 2021, (ii) the date on which Quoin Inc.’s equity is registered under the Exchange Act or is exchanged for equity so registered or (iii) immediately prior to the closing of the Merger

The Bridge Notes were offset against the purchase price under the Securities Purchase Agreement related to the Primary Financing and converted into 100,618 ADSs (including shares held in escrow for the benefit of the Investor) upon the closing of the Primary Financing. The accrued interest amounting to $393,611 was paid in cash. Interest expense, at the stated interest rate, recognized in the year ended December 31, 2021 was $393,611. Interest expense, at the stated interest rate, recognized in the six months ended June 30, 2022 and 2021 was $0 and $147,000, respectively.

Upon the funding of each Bridge Note tranches described above, the Investor received warrants (the “Bridge Warrants”) to purchase a number of shares of Quoin Inc.’s common stock equal to the aggregate principal amount of the Bridge Notes. Upon the closing of the Primary Financing, the Bridge Warrants were exchanged for the Investor Exchange Warrant as described below.

Primary Financing

On October 28, 2021, the Company completed the private placement transaction with the Investor for an aggregate purchase price of approximately $17,000,000 (comprised of (x) the set off of approximately $5,000,000 of Bridge Notes, and (y) approximately $12,000,000 in cash from the Investor) (the “Primary Financing”), and the Investor paid the Company approximately $11,504,000, which was net of $393,611 in accrued interest on the Bridge Notes. The Company incurred an additional approximate $1,000,000 in costs associated with the Primary Financing, which resulted in the net proceeds of approximately $10,100,000. The Company issued 342,100 ADSs to the Investor, including ADSs held in escrow which were released to the Investor prior to December 31, 2021.

In addition, pursuant to the terms of the Securities Purchase Agreement related to the Primary Financing, Quoin Ltd. issued to the Investor warrants to purchase 99,074 ADSs (the “Investor Exchange Warrant”) at an exercise price of $49.75 per ADS, in exchange for Bridge Warrants. The Investor Exchange Warrant and ordinary shares represented by ADSs underlying the Investor Exchange Warrant were registered with the SEC on the Registration Statement on Form F-4. An amendment to the Investor Exchange Warrant was entered into in September 2021, which replaced reset provisions with a fixed number of shares and exercise price.

In addition, under the Primary Financing Agreement, Quoin Ltd. issued to Altium as of March 13, 2022 (the one hundred thirty sixth (136th) day following the consummation of the Merger): (i) Series A Warrant to purchase 342,100 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 342,100 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 191,174 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Initial Investor Warrants”), each at an exercise price of $49.75 per ADS. Under the Primary Financing Agreement, upon the exercise of the Series C Warrant in full, Quoin Ltd. was obligated to issue to Altium: (i) an additional Series A Warrant to purchase 191,174 ADSs and (ii) an additional Series B Warrant to purchase 191,174 ADSs (“Additional Investor Warrants” and together with Initial Investor Warrants, the “Investor Warrants”). During the second quarter of 2022, Altium exercised the Series B Warrant in full , under which Altium had an option to receive 1 ADS for each ADS underlying the warrant being exercised, resulting in the issuance of a total of 342,100 ADSs to Altium. The Company had the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrants and the satisfaction of equity market conditions as defined in the Series C Warrant. A registration statement on Form F-1was declared effective by the SEC on April, 22, 2022, but not all of the market related conditions were met up to July 14, 2022.

On July 14, 2022, the Company, Quoin Inc. and Altium entered into an agreement, pursuant to which the parties agreed to, among other things, (i) amend certain terms of the Series A Warrant and Investor Exchange Warrants previously issued to Altium to, among other things, reduce the exercise price to $0.00 per ADS with respect to a total of 399,999 ADSs, (ii) cancel the Series C Warrant and a portion of the Series A Warrant previously issued to Altium, and (iii) terminate the Purchase Agreements, pursuant to which the warrants were previously issued to Altium. As of August 2, 2022, Altium exercised all of its outstanding warrants and we issued a total of 399,999 ADSs to Altium.

Public Offering

On August 9, 2022 the Company completed an offering (the “Offering”) of 11,050,000,000 ordinary shares represented by 2,210,000 ADSs at a purchase price of $5.00 per ADS and a pre-funded warrant (the “Pre-Funded Warrant”) to purchase 5,750,000,000 ordinary shares represented by 1,150,000 ADSs at a per pre-funded warrant price of $4.9999, with each ADS and Pre-Funded Warrant accompanied by an ordinary warrant (the “Common Warrant”), for aggregate gross proceeds of $16.8 million, resulting in net proceeds of approximately $15.0 million, after deducting the placement agent’s fees and estimated offering expenses payable by the Company, and excluding the proceeds, if any, from the subsequent exercise of the Common Warrants. Each Common Warrant has an exercise price of $5.00 per ADS and expires on the fifth anniversary of the Closing Date. On the Closing Date, the holder of the Pre-Funded Warrant sold in the Offering exercised its Pre-Funded Warrants in full.

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors. The Purchase Agreement provided that for a period of 180 days following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. Further, the Company has agreed in the Purchase Agreement not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs or ordinary shares or their equivalents, subject to certain exceptions, for a period of 90 days after the closing of the Offering. The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

As a result of the Offering and warrant exercises, as of the date of the financial statements included in this report, there were 23,996,009,799 ordinary shares outstanding as of the financial statement date, 99.99% of which were represented by 4,799,129 ADSs, and warrants outstanding exercisable into 16,860,180,000 ordinary shares represented by 3,372,036 ADSs

Research and Development, Patents and Licenses

We devote substantial research and development resources to developing new products.

Skinvisible:

On October 17, 2019, Quoin Inc. entered into an exclusive license agreement with Skinvisible Inc. (“Skinvisible”), pursuant to which Skinvisible granted a license to use certain patented technology for the development of products for commercial sale in the orphan rare skin disease field, and for the use of a proprietary polymer deliver system technology. This technology is currently being used in the development of QRX003. In exchange for the license, Quoin Inc. agreed to pay Skinvisible $1,000,000, as well as development and sales milestone payments and a single digit royalty on all net sales, as defined.

The development milestones required payments upon achieving development milestones for the first Rare Skin Disease drug product developed using the licensed technology and the first two Ketamine products, as defined. Payments were originally due upon successful completions of certain clinical milestones ($7,5000,000) and obtaining US and EU regulatory approval ($15,000,000). The sales milestones required for every licensed product commercialized by Quoin Inc. are $10,000,000 upon achievement of $100,000,000 in sales being achieved in the annual period; $25,000,000 upon achievement of $250,000,000 in sales and $50,000,000 upon the achievement of $400,000,000 in sales in an annual period. On January 27, 2021, Quoin Inc. and Skinvisible entered into an amendment which modified the clinical milestone payment requirements such that $750,000 would be payable to Skinvisible upon achievement of specified clinical milestones, and $21,750,000 upon regulatory approval in the U.S. and EU respectively.

The agreement has a termination clause that is triggered if no product has commenced clinical testing 12 months after the date of the agreement or the latest subsequent amendment. On April 19, 2021, Quoin Inc. and Skinvisible entered into another amendment which established the development deadline as December 31, 2022. Should the Company not commence clinical testing as defined by the development deadline, the license agreement will terminate immediately except in certain circumstances as specified in the agreement.

The license fee was originally due in two equal installments of $500,000 payable no later than December 31, 2019 and June 30, 2020, which were not paid. The agreement was subsequently amended for payment due on July 31, 2020. On July 31, 2020, the agreement was amended to further extend the payment until September 30, 2020. On September 30, 2020, the agreement was again amended, requiring payment of the license fee only when outside financing is received, as defined in the agreement. On June 21, 2021, the parties entered into an additional amendment which modified the payment terms and required a payment of $107,500 on June 26, 2021, a payment of $250,000 within 10 days of the Primary Financing, and the remaining $250,000 upon the earlier of approval of an Investigatory New Drug application by the FDA or December 31, 2021. This amendment also eliminated the $750,000 clinical milestone payments described above and reduced the milestone payment upon regulatory approval of the product containing the Skinvisible technology in either the U.S. or E.U., whichever happens first to a total of $5,000,000. At March 31, 2022 , the license acquisition liability due was $200,000 which was paid in full in May 2022. No development milestones, sales milestones or royalty payments were due through June 2022.

Major Research and Development Vendor Commitments

Quoin Inc. entered into three consulting agreements with Axella Research LLC (“Axella”) to provide regulatory and pre- clinical/clinical services with respect to QRX003 and QRX004. The combined fees of the three agreements are approximately $270,000, payable as milestones under the three agreements are met. Quoin Inc. has also engaged Axella for additional services pursuant to separate work orders. Further, Quoin Inc. has two options to pay the milestones due 1) one half in equity (at a pre-negotiated valuation) and one-half in cash or 2) entirely in cash, in which case a discount of approximately 20% would be applicable. We did not incur any expense for services provided or milestones met in the six months ended June 30, 2022 or 2021, and we have accrued expenses of $193,537 at June 30, 2022.

In November 2020, Quoin Inc. entered into a Master Service Agreement for an initial term of three years with Therapeutics Inc. for managing preclinical and clinical development for new products in the field of dermatology. The agreement required the execution of individual work orders. Quoin Inc. may terminate any work order for any reason with 90 days written notice subject to costs incurred through termination and a defined termination fee, unless there is a material breach by Therapeutics Inc. The latest work order was entered into in June 2022 for a clinical study at an expected estimated cost of approximately $4.4 million and expected timing through the second quarter of 2024. For the three and six months ended June 30, 2022, and June 30, 2021, the Company incurred a research and development expense under this agreement of approximately $309,000 and $0, and $480,000 and $0, respectively.

In November 2021, we entered into a commitment with Queensland University of Technology for research related services associated with Netherton Syndrome of approximately $250,000 for an expected period of eighteen months For the three and six months ended June 30, 2022, the Company incurred research and development costs related to this agreement of approximately $77,000 and $77,000, respectively.

In May 2022, we entered into a commitment for research related services associated with Scleroderma of approximately $610,000 for an expected period of eighteen months. As of June 30, 2022, the Company incurred prepaid research and development costs related to this agreement of approximately $220,000.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates, of financial instruments. However, our exposure to market risk for changes in interest rates is not significant as we have no outstanding interest-bearing debt instruments, and we do not hold any interest-generating securities. See “Liquidity and Capital Resources” above.

Critical Accounting Policies and Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to accrued expenses, valuation allowance on deferred tax assets and valuation of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are regularly reviewed by management on an ongoing basis at the end of each quarter prior to the public release of our financial results.

Critical accounting policies are those that, in management’s view, are most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies and estimates relate to:

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: settlement of debt or other obligations, fair value of debt instruments and warrants, research and development expense recognition, intangible asset estimated useful lives and impairment assessments, stock-based compensation, allowances of deferred tax assets, contingency recognition, and cash flow assumptions regarding going concern considerations.

Long-lived assets:

Long-lived assets are comprised of acquired technology and licensed rights to use technology, which are considered platform technology with alternative future uses beyond the current products in development. Such intangible assets are being amortized on a straight-line basis over their expected useful life of 10 years.

The Company assesses the impairment for long-lived assets whenever events or circumstances indicate the carrying value may not be recoverable. Factors we consider that could trigger an impairment review include the following:

●	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,
●	Significant underperformance relative to expected historical or projected development milestones,
●	Significant negative regulatory or economic trends, and
●	Significant technological changes which could render the platform technology obsolete.

The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value. During the six months ended June 30, 2022 and 2021, there were no impairment indicators which required an impairment loss measurement.

Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials when applicable, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

New accounting pronouncements:

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial position, results of operations or cash flows except as discussed below.